November 11, 2010

VIA FAX (703-813-6984) AND EDGAR

Mr. Daniel L. Gordon

Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BlackRock, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2009

Filed March 10, 2010

Forms 10-Q for the quarters ended March 31 and June 30, 2010

Filed May 10, 2010 and August 6, 2010

Proxy Statement on Schedule 14A

Filed April 23, 2010

File No. 001-33099

Dear Mr. Gordon:

Set forth below are the Company’s updated responses to the comments of the staff of the Commission on our above-referenced filings set forth in your letter dated October 6, 2010. Pursuant to our conversation with the staff on Wednesday, November 3, 2010, our response to comment number two listed below has been revised from the response in our letter dated October 18, 2010. For the convenience of the staff, we have restated in this letter in italics each of the comments. All references to page numbers in our responses correspond to the page numbers in our Form 10-Q, as applicable. Capitalized terms used and not defined have the meanings given in the Form 10-K or Form 10-Q, as applicable.

Form 10-K for the year ended December 31, 2009

Item 1. Business

1.	We note your response to comment 1 in our letter dated September 9, 2010 and we reissue, in part, the comment. Please discuss whether you exceeded your set risk limits during the fiscal year, and if so, please discuss how often and for how long you exceeded your limits. In the alternative, please provide an analysis describing why such information would not be material to investors.

In addition to the information in our responses dated August 2, 2010 and September 23, 2010, we will further supplement our disclosure in future filings in which cash management is discussed to make clear that the instances when a portfolio may exceed an internal risk limit or when an internal risk limit may be changed are all in the ordinary course of our business and that no such instances, individually or in the aggregate, are or have been material to the Company.

Form 10-Q for the quarter ended June 30, 2010

Condensed Consolidated Statements of Changes in Equity, page 5

2.	We note your response to comment 2 in our letter dated September 9, 2010. In future filings, please present net income related to both the parent and non-controlling interests in a single line item, which agrees to the amounts reported on the statements of income. A separate line item is only necessary to reflect the net change in the fair value of the consolidated CLOs’ assets and liabilities.

The Company will present net income related to both the parent and non-controlling interests on the statement of changes in equity in a single line item, which will agree to the amounts reported on the statements of income. The Company also will create a separate line item to reflect the net change in the fair value of the consolidated CLOs’ assets and liabilities.

*    *    *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your attention to this response letter. Please feel free to contact the undersigned at (212) 810-8386 should you require any further information or have any questions concerning these matters.

Sincerely,

/s/ Ann Marie Petach
Ann Marie Petach Managing Director and Chief Financial Officer

Cc: Deloitte & Touche LLP

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